| 1 | **Details of the person discharging managerial responsibilities/person closely associated** | |
|---|---|---|
| a) | Name | Geir Leon Vadheim |
| **2** | **Reason for the notification** | |
| a) | Position/status | Board member |
| b) | Initial notification/Amendment | Initial notification |
| **3** | **Details of issuer** | |
| a) | Name | Equinor ASA |
| b) | LEI | OW6OFBNCKXC4US5C7523 |
| **4** | **Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted** | |
| a) | Description of the financial instrument, type of instrument Identification code | Sale of shares ISIN NO0010096985 |
| b) | Nature of the transaction | Sale of shares |

| c) | Price(s) and volume(s) | **Price(s)** | **Volume(s)** |
|---|---|---|---|
| | | 350.20 | 725 |

| d) | Aggregated information — Aggregated volume — Price | Volume 725 Price NOK 350.20 |
|---|---|---|
| e) | Date of the transaction | 16 March 2026 |
| f) | Place of the transaction | XOSL – Oslo Børs |